August 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dale Welcome

Division of Corporation Finance, Office of Manufacturing

Dear Mr. Welcome:

On behalf of our client, Caesarstone Ltd. (the “Company” or “Caesarstone”), we are  submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 12, 2020 (the “Comment Letter”) relating to the Form 6-K filed by the Company on May 6, 2020 (the “Submission”).

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

You state in your response that financial information regarding each region is partially available. You also disclose on page 49 of your 2019 Form 20-F that gross profit margins on sales in your direct markets are generally higher than in your indirect markets, that in many markets your expansion strategy is to work with third-party distributors, and that in the future you intend to evaluate potential markets to distribute directly. For the partially available financial information for each region discussed in your response and for the gross profit margins for your direct and indirect markets, please describe the financial information available in detail, whether and how often it is provided to the CODM, and whether and in what circumstances it is reviewed by the CODM for the purpose of allocating resources and assessing performance.

The Company has revenue information available for each region.  Such revenues are generated from both direct and indirect sales depending on the region.  Some regions include both sale channels (e.g., Americas, APAC and EMEA) and the Israeli region generate revenues only through direct sales.  This revenue information is provided to the CODM on a daily, monthly and quarterly basis and is used by him to allocate resources.

U.S. Securities and Exchange Commission
August 27, 2020

The Company does not have available meaningful regional gross margin and operating margin information as a result of the fact that a full and accurate expense allocation is not prepared or available for each region.  This is because, for its own internal analyses, the Company does not allocate its expenses, including those captured under the cost of goods sold, for each region in a manner reflecting the specific characteristics of each region.

For example, production costs incurred by the entities in which our products are manufactured include overhead, supply chain and other manufacturing expense. These expenses are not allocated fully to the regions in which sales of those products are made.  Such lack of allocation results in an inaccurate regional gross profit (i.e., EMEA and Americas are allocated production costs from our U.S. plant in Richmond Hill even though the EMEA region sells almost no products manufactured in Richmond Hill, while on the other hand, the Americas region is not allocated a higher portion of the cost of the Richmond Hill plant even though a majority of its sales are of products originally manufactured there). In addition, corporate expenses such as Research and Development, Marketing, and General and Administrative are not allocated at all.

The Company notes that financial statements are required for local regulatory requirements that apply to certain of its subsidiaries.  Those financial statements are used for statutory purposes only and are prepared in accordance with local GAAP (i.e. Australia in accordance with IFRS rules, Singapore in accordance with local GAAP etc.) with results reflecting intercompany transfer pricing arrangements.

Given the limitations described above, the regional margin information and financial statements referred to above do not have sufficient economic value for decision-making or for resource allocation. Since the Company operates in a global manner our CODM determines the available resources for allocation based on the consolidated financial statements only.  The allocation of resources is based on regional revenues information as described in the Company’s previous response to the Staff.

Finally, the Company notes that the disclosure about the future possible change from indirect sales to direct activity described on page 49 of its 2019 Annual Report on Form 20-F was made as part of a strategic plan approved by the Board of Directors to enter new countries directly in order to expend revenues and is not part of on-going operational resource allocation. The last time the Company established direct operation was in 2016 establishing Company’s U.K. operations. Gross profit margin explanation in the MD&A section are provided to inform investors on a global basis information of the differences between direct and indirect sales.

* * *

U.S. Securities and Exchange Commission
August 27, 2020

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond

cc: Ophir Yakovian, CFO, Caesarstone Ltd.